                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
           FOR THE TRANSITION PERIOD FROM _____________ TO ___________

                        COMMISSION FILE NUMBER: 333-68583


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      Hawk Motors Employees' 401(k) Plan


 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Hawk Corporation
                        200 Public Square, Suite 30-5000
                              Cleveland, Ohio 44114

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE (UNAUDITED)

Hawk Motors Employees' 401(k) Plan
December 31, 2002 and 2001 and Year Ended December 31, 2002

                       Hawk Motors Employees' 401(k) Plan

           Financial Statements and Supplemental Schedule (Unaudited)

                         December 31, 2002 and 2001 and
                          Year Ended December 31, 2002

                               TABLE OF CONTENTS

Financial Statements

Statements of Net Assets Available for Benefits (Unaudited)....................................................  1
Statement of Changes in Net Assets Available for Benefits (Unaudited)..........................................  2
Notes to Financial Statements (Unaudited)......................................................................  3

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year) (Unaudited)....................................... 7

                       Hawk Motors Employees' 401(k) Plan

                 Statements of Net Assets Available for Benefits

                                                                                                   DECEMBER 31
                                                                                           2002                  2001
                                                                                       ------------          ------------
                                                                                                   (UNAUDITED)
ASSETS
Investments, at fair value:
  Pooled separate accounts                                                             $  1,266,352          $  1,871,780
  Hawk Corporation common stock                                                                 789                 6,735
Guaranteed Income Fund, at contract value                                                   752,112               550,170
                                                                                       ------------          ------------
                                                                                          2,019,253             2,428,685

Contributions receivable:
  Employer                                                                                      288                 8,031
  Employee                                                                                    4,204
                                                                                       ------------          ------------
                                                                                              4,492                 8,031

NET ASSETS AVAILABLE FOR BENEFITS                                                      $  2,023,745          $  2,436,716
                                                                                       ============          ============

See notes to financial statements.

                       Hawk Motors Employees' 401(k) Plan

      Statement of Changes in Net Assets Available for Benefits (Unaudited)

                          Year Ended December 31, 2002

Additions:
   Interest income                                                                     $     28,808
   Contributions:
     Employer                                                                                10,910
     Employee                                                                               130,556
                                                                                       ------------
                                                                                            141,466
                                                                                       ------------
Total additions                                                                             170,274

Deductions:
   Benefit payments                                                                         128,406
   Fees and expenses                                                                            424
                                                                                       ------------
Total deductions                                                                            128,830

 Net realized and unrealized depreciation
   in fair value of investments                                                            (454,415)
                                                                                       ------------

Net decrease                                                                               (412,971)

Net assets available for benefits at beginning of year                                    2,436,716
                                                                                       ------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                                       $  2,023,745
                                                                                       ============

See notes to financial statements.

                       Hawk Motors Employees' 401(k) Plan

                    Notes to Financial Statements (Unaudited)

                         December 31, 2002 and 2001 and
                          Year Ended December 31, 2002

A. DESCRIPTION OF THE PLAN

The following description of the Hawk Motors, Inc. Employees' 401(k) plan (the "Plan") provides only general information. Participants should refer to summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan was established January 1, 1993 as a defined contribution plan covering all full-time employees of Hawk Motors, Inc (the Company and Plan Sponsor) who have completed three months of service, as defined. The Company is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute not less than 1% nor more than 15% of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. The Plan allows for discretionary contributions by the Plan Sponsor. Plan Sponsor discretionary contributions are allocated based on the proportion a participant's compensation bears to the total compensation paid to all eligible participants. The Plan Sponsor did not make a discretionary contribution for the 2002 Plan year. Forfeitures are used to reduce future Plan Sponsor contributions. At December 31, 2002 and 2001, there was $714 and $742, respectively in forfeitures available to reduce future contributions.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                       Hawk Motors Employees' 401(k) Plan

A.   DESCRIPTION OF THE PLAN - CONTINUED

VESTING AND DISTRIBUTIONS

Participants are immediately vested in their contributions. Vesting of Plan Sponsor discretionary contributions is based upon years of continuous service. A participant is 100% vested after six years of credited service based on a graded vesting schedule. Distributions from a participant's account are limited to termination of employment, death, retirement or proven hardship.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company (CIGNA or the Trustee). A participant may direct Plan Sponsor and employee contributions in any of several investment options, including the Hawk Corporation common stock.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or a lump sum.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

B. SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value as determined by the Trustee, on the last business day of the Plan year.

                       Hawk Motors Employees' 401(k) Plan

B. SUMMARY OF ACCOUNTING POLICIES - CONTINUED

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. INVESTMENTS

During 2002, the Plan's investments (including investments purchased, sold, as well as held, during the year) depreciated in fair value as follows:

                                                                      NET REALIZED
                                                                     AND UNREALIZED
                                                                      DEPRECIATION
                                                                      IN FAIR VALUE
                                                                     OF INVESTMENTS
                                                                     --------------
        Pooled separate accounts                                        $  450,102
        Hawk Corporation common stock                                        4,313
                                                                        ----------

                                                                        $  454,415
                                                                        ==========

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                           DECEMBER 31
                                                                     2002                2001
                                                                  ----------         ------------
        Guaranteed Income Fund                                    $  752,112         $    550,170
        Janus Fund                                                   844,579            1,268,017
        S&P 500 Index Fund                                                                128,328

                       Hawk Motors Employees' 401(k) Plan

D. PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E. INCOME TAX STATUS

The Plan has received an opinion letter from the Internal Revenue Service dated February 6, 2002, stating that the written form of the underlying prototype plan document is qualified under Section 401 (a) of the Internal Revenue Code (the
Code), and that any employer adopting this form of a plan will be considered to have a plan qualified under Section 401 (a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                       Hawk Motors Employees' 401(k) Plan

                   Employer Identification Number: 34-1608009
                                Plan Number: 005

    Schedule H, Line 4i--Schedule of Assets (Held at End of Year) (Unaudited)

                                December 31, 2002

   Identity of Issue, Borrower, Lessor or                                        Current
   Similar Party/Description of Investment                                        Value
------------------------------------------                                     -----------
* Connecticut General Life Insurance
    Company--Group Annuity Contract:
     Guaranteed Income Fund                                                    $   752,112
     CIGNA Lifetime 20 Fund                                                          2,589
     CIGNA Lifetime 30 Fund                                                         13,449
     CIGNA Lifetime 40 Fund                                                         66,645
     CIGNA Lifetime 50 Fund                                                          1,760
     CIGNA Lifetime 60 Fund                                                             51
     S&P 500 Index Fund                                                             87,150
     Janus Fund                                                                    844,579
     Janus Worldwide Fund                                                           14,723
     White Oak Growth Stock Fund                                                    71,007
     Hawk Corporation common stock                                                     789
     Mid Cap Value/Wellington Management                                            73,210
     Mid Cap Growth/Artisan Partners                                                27,795
     Small Cap Value/Berger Fund                                                    59,769
     Small Cap Growth/TimesSquare Fund                                               2,687
     Large Cap Value/John A. Levin                                                     435
     State Street Global Adv Interm Bond                                               503

                                                                               -----------
                                                                               $ 2,019,253
                                                                               ===========

* Indicates a party-in-interest to the Plan.

                               INDEX TO EXHIBITS


99.1*  Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
       Section 906 of the Sarbanes-Oxley Act of 2002
99.2*  Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
       Section 906 of the Sarbanes-Oxley Act of 2002


                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                   Hawk Motors Employees' 401(k)



Date: June 25, 2003

                                                    By: /s/ Thomas A. Gilbride
                                                        ----------------------
                                                        Thomas A. Gilbride
                                                        Plan Administrator